September 25, 2007

Mr. Craig Wilson

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

By Fax: (202) 772-9210

RE: Extension for Forgent Networks, Inc., File No. 000-20008

Dear Mr. Wilson,

Per your discussion today with our Controller, Paul Tesluk, Forgent Networks Inc., respectfully requests an extension of two weeks to fully respond to your September 12, 2007 request for additional information.

Thank you for your help in this matter.

Sincerely,

Jay C. Peterson

Chief Financial Officer

Forgent Networks, Inc.